June 21, 2011

Board of Trustees
The Wall Street EWM Funds Trust
55 East 52nd Street
23th Floor
New York, NY 10055

To the Board of Trustees:

In order to provide The Wall Street EWM Funds Trust (the “Trust”) with initial capital to enable the public offering of each series of shares of beneficial interest of the Trust (each, a “Fund”), Evercore Wealth Management, LLC hereby subscribes to purchase 10,000 shares of the Evercore Wealth Management Macro Opportunity Fund at a price of $10.00 per share, for a total of $100,000.00.

Evercore Wealth Management, LLC represents and warrants that such purchase of shares is being made for investment purposes and not with a view towards the distribution thereof, and without any present intention of selling such shares.

Sincerely,

By:          /s/ John Rendinaro
                Name: John Rendinaro
Title: Partner